Exhibit 3.12

CERTIFICATE OF FORMATION
OF
MOBILE MINI, LLC
     This Certificate of Formation of Mobile Mini, LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.
     1. The name of the limited liability company is Mobile Mini, LLC.
     2. The address of the registered office of the Company is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The Company’s registered agent at that address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has caused this Certificate of Formation to be duly executed this 10th day of September, 2001.

MOBILE MINI, INC., a Delaware corporation as sole Member
/s/ Deborah Keeley
Deborah Keeley, Authorized Officer